BB 3/12 *


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
213
SECTION



07000956

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Trading Online, LLC

OFFICIAL USE ONLY
104038
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, Suite 630
(No. and Street)

New York, (City) New York (State) 10118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO TH REPORT

Richard Wolff 212-279-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C100, (Address) Lake Success, (City) New York (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 4 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/07

OATH OR AFFIRMATION

I, Richard Wolff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Equity Trading Online, LLC, as

of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE: New York
County: Queens
Sworn before me on this 26th Day of February 2007 appeared Richard Wolff

Signature

Managing Member
Title

Notary Public

KAREN REGAN
Notary Public, State of New York
No. 01RE6124129
Qualified in Queens County
Commission expires 3/28/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- X (c) Statement of ~~Income~~
- x (d) Statement of cash flows.
- X (e) Statement of Changes in Member's Equity.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report of internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY TRADING ONLINE, LLC

TABLE OF CONTENTS

DECEMBER 31, 2006

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT

To the Members
Equity Trading Online, LLC

We have audited the accompanying statement of financial condition of Equity Trading Online, LLC as of December 31, 2006, and the related statement of income, changes in members' equity, cash flows, and changes in liabilities subordinated to claims of creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Equity Trading Online, LLC at December 31, 2005, and the results of its operations, cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934, and regulation 1.16 and 1.17 of the Commodity Futures Trading Corporation and the Commodities Exchange Act. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting schedule of operating expenses is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and accordingly, we express no opinion on it.

Porter and Feldman-Ware

Lake Success, New York
February 15, 2007

EQUITY TRADING ONLINE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 456,017
Commissions receivable	224,294
Interest receivable	25,824
Due from broker dealers	43,043
Municipal bond trading inventory	1,444,025
Deposit with clearing broker	30,000
Subordinated loan receivable	1,000,000
Total Assets	$ 3,223,203

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Amounts due clearing broker	$ 1,441,614
Accrued expenses	342,812
Subordinated loan payable	1,000,000
	2,784,426
Members' equity	438,777
Total Liabilities and Members' Equity	$ 3,223,203

See the accompanying notes and auditors' report.

EQUITY TRADING ONLINE, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Equity Trading Online, LLC (ET, the Company) is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. ET was formed under the Limited Liability Company laws of the State of New York on May 19, 2000 (inception), operates two divisions, and can continue until December 31, 2075. The first division began operating January 2001 and is engaged in providing a low cost, state-of-the-art vehicle for online and/or on site trading, for which ET generates commissions for clearing trades. The second division began operating in September 2001 and trades for its own account on margin in high-grade municipal bonds generating interest income and trading gains and losses.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Inventory of Securities

Marketable securities owned by the Company and securities not yet purchased are reported at market value with unrealized gains and losses reflected in operations as dealer trading revenues. At December 31, 2006, there were no securities not yet purchased that were recorded in inventory.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Marketable securities are valued at fair market value, with the resulting differences between cost and fair market value being included in operations.

Income Taxes

The Company operates as an LLC under the laws of New York State, and files its tax returns as a partnership. State fees and local taxes are expensed as incurred.

NOTE 2 - RISKS AND UNCERTAINTIES:

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of clearing deposits and the bank trading account. The Company maintains its cash in substantially one financial institution. At December 31, 2006, approximately $370,000 was in excess of insured amounts.

Off-balance-sheet risk

In the normal course of business, the Company enters into transactions in securities sold, but not yet purchased. These transactions contain off-balance-sheet risk whereby change in market values may be in excess of amounts recognized in the statement of financial condition. For securities transactions that have not reached their contractual settlement date amounts are recorded net on the statement of financial condition. At December 31, 2006, there were no such amounts recorded in inventory.

Clearinghouse transactions

As a nonclearing broker, the Company has its securities and its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. A significant portion of the Company's cash and securities positions are held with a single clearing broker. The Company manages this potential risk exposure by utilizing a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through a clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company manages this risk by monitoring the performance of the clearing broker.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2006, the Company reflected a net capital ratio of .2894 to 1, and its net capital was approximately $1,085,000 in excess of the minimum required capital of $100,000.

NOTE 4 - RECEIVABLES:

Due from broker dealers represents monies due for commissions earned in which the Company acted as the trading broker incurred for executed trades, but has not yet been forwarded to, or invested by, the Company. The balance is typically received by the 15th of the following month and amounted to approximately $43,000 at December 31, 2006.

Commissions due from hedge funds and other transactions in which the Company clears trades amounted approximately $224,000 at December 31, 2006.

EQUITY TRADING ONLINE, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - TRADING ACCOUNT OF FUTURES:

The Muni-division of ET traded within the futures market. During 2006, approximately $2,600 was invested in futures acquisitions. Realized losses amounted to approximately $5,000 during 2006. At December 31, 2006, there existed no inventory of future options. During the year trading activities are recorded on a trade date basis. All securities are adjusted to fair value at month end as determined by external sources. The Company limits the inherent risk by constantly monitoring the market conditions for all securities maintained in its inventory.

NOTE 6 - TRADING ACCOUNT OF MUNICIPAL BUSINESS ON MARGIN

The Muni-division of ET trades high quality municipal bonds on margin. The investments made and the assets of the Company collateralize the margin account. During the year approximately $81,000 was earned while in the course of trading such securities. Interest income rates varied during the year by security. During the year ended December 31, 2006, ET incurred approximately $101,000 in interest charges in connection with the margin account borrowing. During the year trading activities are recorded on a settlement date basis. All securities are adjusted to fair value at month end as determined by external sources. The Company limits the inherent risk by constantly monitoring the market conditions for all securities maintained in its inventory. The margin is limited to the subordinated loan.

NOTE 7 - SUBORDINATED LOAN RECEIVABLE:

ET is able to extend trading capital through its clearing house based upon its asset base. In August 2001, the Company received a $1,400,000 three-year secured demand loan from a member, which is fully collateralized by municipal bonds, to act as collateral for trading on margin in its municipal trading division. During 2004, the loan was extended to August 2006 at $1,100,000. During 2005, approximately $100,000 of securities was returned to the note holder, with $1,000,000 due August 2008. This loan is callable should the MTD sustain a loss in excess of $50,000. The amount of the underlying collateral to the loan receivable amounted to approximately $1,268,000 at December 31, 2006, after the recognition of approximately $67,000 in haircuts.

NOTE 8 – SUBORDINATE LOAN PAYABLE:

In connection with the receipt of the loan receivable, the Company issued a $1,400,000 three-year secured demand loan to that member. However, upon the receipt of any called portion of the loan receivable, the amount of this loan payable is reduced and is converted to equity contributed by that member. The loan is non-interest bearing and is subordinated to the margin trading account liability. The loan was reduced by $100,000 during December 31, 2005. At December 31, 2006 the Company owes $1,000,000, due August 2008.

NOTE 9 – RELATED PARTY TRANSACTIONS:

Administrative Fees

The Company entered into a services agreement with a company related by common ownership on August 1, 2001, on a continuous basis. The terms of the agreement grant ET to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the related company. In return, the Company pays an administrative servicing fee amounting to approximately $16,500 per month. Such costs amounted to $198,000 during 2006.

NOTE 10 - COMMITMENTS AND CONTINGENCIES:

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold. To date, no such claims have been asserted, nor have such expenses been incurred.

Operating Lease

The Company leases additional office space for use by the Muni-division. The elements of the lease call for a one-year term amounting to approximately $10,500 per annum with additional amounts due for real estate taxes and utilities, expiring June 30, 2007. During the year ended December 31, 2006, rent expense amounted to approximately $10,600.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

To the Members
Equity Trading Online, LLC
New York, New York

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 15C3-3

In planning and performing our audit of the financial statements and supplemental schedules of Equity Trading Online, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15)c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Also, as required under the governing rules and regulations of the Commodity Futures Trading Corporation ("CFTC") and regulations 1.16 and 1.17 of the Commodities Exchange Act ("CEA"), we have made a study of the practices and procedures concerning the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets. We have included such tests of compliance concerning the segregation requirements of section 4d(2) of the CEA, and those regulations and the secured amount requirements of the Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement on the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify and deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CFTC, the CEA, and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for information and the use of the Board of Directors, management, the SEC, CFTC, the CEA, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pollack and Feldman CPA PC

Lake Success, New York
February 15, 2007

END